SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

—	Notice of a change in the share capital of Enel S.p.A dated May 20, 2005;
—	Press Release dated May 24, 2005.

Notice of a change in the share capital of Enel S.p.A.

Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between May 2, 2005 and May 13, 2005 – of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004. Specifically, in the aforesaid period between May 2, 2005 and May 13, 2005 a total of 363,332 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.

The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004. The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on May 20, 2005.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total Of which:	6,124,838,588	6,124,838,588	1 Euro	6,124,475,256	6,124,475,256	1 Euro
Ordinary shares (rank for dividend pari passu: January 1, 2004) current coupon number 5	6,124,838,588	6,124,838,588	1 Euro	6,124,475,256	6,124,475,256	1 Euro

Press Release

AGREEMENT SIGNED FOR THE DISPOSAL OF 29.99% OF TERNA BY ENEL TO CASSA DEPOSITI E PRESTITI

•	The closing price will be between €1,228 million and €1,412 million.

•	Enel’s transfer of the stake in Terna to Cassa Depositi e Prestiti will take place in conjunction with the effective unification of ownership and operation of the national transmission grid.

Rome, May 24, 2005 — Cassa Depositi e Prestiti SpA (CDP) and Enel SpA (Enel) have signed the agreement for Enel’s disposal to CDP of 29.99% of Terna SpA (Terna) for a consideration of between €1,228 million and €1,412 million, under the terms of the Memorandum of Understanding (MOU) approved by the two parties on March 23 this year.

On the basis of the consolidated figures approved by its Shareholders’ Meeting of April 1, 2005, in 2004 Terna posted revenues of €1,023 million, EBITDA of €683 million, EBIT of €512 million and net income of €236 million. The company will pay a dividend of €0.07 per share (as the balance on the €0.045 already paid on account) on May 26, 2005.

Substance of the agreement and the price setting mechanism

The agreement provides for Enel to transfer a significant equity stake in Terna to CDP: a total of 599,999,999 shares (equal to 29.99% of share capital). Enel currently holds 722,838,000 Terna shares, or 36.14% of the share capital.

The price, fixed on the basis of the mechanism agreed between the parties with the MOU and described in the press release of March 23 last, will fall between €2.046 and €2.353 per share, depending on the weighted average official price of Terna shares in the period before the transfer of the shareholding from Enel to CDP.

In defining the price range, the reference price for Terna shares originally agreed between the parties was reduced by the amount of the balance on the dividend for 2004, which Enel will receive on the shares being sold to CDP, since the closing is scheduled to occur after the payment date.

On the basis of the per-share price range established, the total consideration of the transaction will be between €1,228 million and €1,412 million, with a consolidated capital gain for Enel of between €750 million and €940 million.

The effectiveness of the agreement is contingent on satisfaction of a number of suspensive conditions, including the following:

•	authorisation by the Antitrust Authority of the transfer of the interest in Terna from Enel to CDP and the unification of the ownership and operation of the national transmission grid under Terna;

•	calling of a Terna Shareholders’ Meeting to elect the company’s Board of Directors following the transfer of the Gestore della Rete di Trasmissione Nazionale SpA’s operations to Terna, in conformity with the provisions of the Prime Minister’s Decree of May 11, 2004.

In negotiating the agreement, CDP retained UBM – UniCredit Banca Mobiliare and UBS Corporate Finance Italia S.p.A. as financial advisors.

Mediobanca and Goldman Sachs (global coordinators for Terna’s IPO in June 2004) assisted Enel as independent experts in assessing the fairness of the price agreed for the sale of the Terna shareholding.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv.Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: May 24, 2005